

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

07052717

24-10169

AMENDMENT NO. 2
TO
FORM 1-A /A



RECD S.E.C.
MAY - 3 2007
1086

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

1- THE ESTRIDGE GROUP, INC.
2- ESTRIDGE DEVELOPMENT COMPANY, INC.
3-PAUL E. ESTRIDGE CORP.
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

Paul J. Hayes
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032
(317) 846-7311
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Messaglia, Esq.
Karen Ball Woods, Esq.
Krieg DeVault LLP
One Indiana Square, Suite 2800
Indianapolis, Indiana 46204

236110	The Estridge Group, Inc.	35-1571489
531390	Estridge Development Company, Inc.	35-1787341
236110	Paul E. Estridge Corp.	35-1387708
(Primary standard industrial Classification Code Number)		(I.R.S. Employer Identification Number)

END